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                                                                EXHIBIT 99.04

Contacts:       William P. Folley, II, Chairman and CEO
                CKE Restaurants, Inc.
                (714)  778-7105

                Andrew F. Puzder, Executive Vice President
                Fidelity National Financial, Inc.
                (714)  622-5000

                Terry N. Christensen
                KCC Delaware
                (310)  282-6200

FOR IMMEDIATE RELEASE

          CKE RESTAURANTS, INC. ANNOUNCES COMPLETION OF RESTRUCTURING
             OF $35.8 MILLION OF CHECKERS DRIVE-IN RESTAURANTS DEBT

        Anaheim, Calif., November 22, 1996 -- CKE Restaurants, Inc., (NYSE:CKR) announced today that Checkers Drive-In Restaurants, Inc. (Nasdaq:CHKR) and its senior secured lenders, including CKE, KCC Delaware, a wholly owned subsidiary of Giant Group Ltd., Fidelity National Financial, Inc. and certain other investors, have completed the restructuring of $35.8 million aggregate principal amount of indebtedness of Checkers under its existing credit agreement.

        Pursuant to the restructuring, the term of the credit agreement has been extended by one year until July 31, 1999 and the fixed interest rate on such indebtedness has been reduced to 13.0%. In addition, no principal payments are scheduled through the fourth reporting period of fiscal 1997. In reporting periods five through eleven of fiscal 1997, Checkers will be required to make principal

                                     -more-
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CKE RESTAURANTS, INC. ANNOUNCES COMPLETION OF RESTRUCTURING OF $35.8 MILLION OF
CHECKERS DRIVE-IN RESTAURANTS DEBT
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payments of $200,000 per period. Those payments will increase to $275,000 per period in reporting periods twelve in fiscal 1997 through reporting period three in fiscal 1998, and to $350,000 per period until July 31, 1999. The lenders agreed to modify certain financial covenants under the credit agreement. The lenders also agreed to provide a short term revolving line of credit of up to $2,500,000 to Checkers.

        In connection with the restructuring, Checkers issued warrants to purchase an aggregate of 20,000,000 shares of common stock of Checkers at an exercise price of $.75 per share. Further, in the event that up to three monthly extensions of the revolving line of credit are requested and extended the lenders will receive 333,333 additional warrants per each month of extension provided.

        The lenders also have received representation on Checker's Board of Directors. Three members of the board have been selected by the lenders in addition to the four current members of the Board. The new board members include William P. Foley, II, Chairman and Chief Executive Officer of CKE and of Fidelity National Financial, Inc., Thomas Thompson, President and Chief Operating Officer of CKE and Terry N. Christensen, a director of Giant Group, Ltd. and KCC Delaware.

                                     -more-

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CKE RESTAURANTS, INC. ANNOUNCES COMPLETION OF RESTRUCTURING OF $35.8 MILLION OF
CHECKERS DRIVE-IN RESTAURANTS DEBT
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        William P. Foley, II stated that, "The lenders are excited about the opportunity for cooperation and coordination between CKE, Rallys and Checkers in the areas of purchasing and product development."

        CKE is the parent of Carl Karcher Enterprises, Inc., Casa Bonita Incorporated and Summit Family Restaurants Inc. Carl Karcher Enterprises, Inc., along with its franchisees and licensees, operates 661 Carl's Jr., and 27 Rally's quick-service restaurants, primarily located in California, Nevada, Oregon, Arizona, Mexico and the Pacific Rim. Casa Bonita Incorporated operates 108 Taco Bueno quick-service restaurants in Texas and Oklahoma. Summit Family Restaurants Inc. has restaurant operations in nine western states, including 73 Company-operated and 24 franchised JB's Restaurants, 16 HomeTown Buffet restaurants and six Galaxy Diner restaurants.


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